INTEGRITY APPLICATIONS, INC.
102 Ha’Avoda Street
P.O. Box 432
Ashkelon L3 78100
Israel

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attn:  Daniel Morris

Re:	Integrity Applications, Inc.
Registration Statement on Form S-1
File No. 333-176415

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Integrity Applications, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 4:00 p.m. (EST), on Monday, November 14, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, INTEGRITY APPLICATIONS, INC.

By:	/s/ Avner Gal
Name: Avner Gal
Title: Chief Executive Officer